

September 23, 2013

Via E-mail
Darren Parmenter
Senior Vice President – Finance
Hilltop Holdings, Inc.
200 Crescent Court, Suite 1330
Dallas, TX 75201

    Re: Hilltop Holdings, Inc.
            Form 10-K for Fiscal Year Ended
            December 31, 2012
            Filed March 15, 2013
            Response Filed September 3, 2013
            File No. 001-31987

Dear Mr. Parmenter:

We have reviewed your response to our August 13, 2013 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements of Hilltop Holdings, Inc. and Subsidiaries

Form 10-K for Fiscal Year Ended December 31, 2012

Note 16. Other Contingencies, page F-42

1. Please refer to the response to comment 1 of our August 13, 2013 letter. We note the discussion of the amount of sold loans related to specific investor claims and the related liability. Please tell us and revise future filings to disclose the total amount of loans sold that is subject to repurchase and not only those for which investors have made claims.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note 18. Segment and Related Information, page 35

2. Please refer to the response to comment 2 of our August 13, 2013 letter and address the following:

- We note the analyses provided in response to the comment provide industry information on the assumptions the company uses to manage the insurance segment and in consideration of the potential for goodwill impairment within that segment. Please provide us a narrative that describes how the assumptions set forth in the response support the amount of recorded goodwill in the segment. Discuss in more detail how each of the assumptions identified was determined, why it is reasonable and how it reflects the operating results of the segment from 2008 to the present. Discuss how your assumptions have evolved over those periods, as applicable. Please be specific. We note that the segment has reported losses in each period since 2008 and that those losses appear to exceed the recorded value of goodwill in the segment.

- Please provide us your discounted cash flow (DCF) analyses for the insurance segment for each period included in your Form 10-K. See the bullet point immediately preceding this one and identify the specific assumptions used in your DCF analyses and discuss how they represent those that a market participant would use.

- Please describe to us the process you use to assign assets and liabilities to reporting units and provide us a quantified list of the specific assets and liabilities assigned to each of your reporting units in your impairment analyses for each period included in your Form 10-K.

- We note in your supplemental materials reference to certain amounts in the second to last paragraph on page 17. Please tell us how the information in that paragraph was determined and its source.

- Please provide us the company's market capitalization at December 31 for each period from 2012 through 2008 and at June 30, 2013. Compare those amounts to total equity at each of those dates.

- Please provide an expanded discussion of the combined ratio assumptions set forth in the response and compare them to the historical ratios for each period presented.

- Please tell us in more detail how you determined the discount rate identified in the response. Also, tell us how your conclusion regarding goodwill impairment would have changed had the discount rate been one and two basis points higher.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant